Indosat Submits Audited Financial Results

For the Year Ended December 31, 2011

Company Posts 4.5% Year on Year Increase in Cellular Revenue, Reaching 51.7 Million Cellular Subscribers

Jakarta, Indonesia, 5 March 2012: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its audited consolidated financial statement for the year ended December 31, 2011 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded 3.9% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR 20.6 trillion. On a normalized basis, excluding a net charge of IDR487.8 billion for the Voluntary Separation Scheme (VSS*), EBITDA has a growth of 3.2% to IDR 9,898.7 billion, implying an EBITDA margin of 48.1%. After accounting for the VSS charge, the Company posted EBITDA of IDR 9,410.9 billion (FY 2010: IDR 9,593.3 billion), with an EBITDA margin of 45.7%. Operating expenses increased by 8.5% for the year, primarily driven by the VSS program which is designed to deliver a lower, stable and more competitive cost base for the Company over the long term. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 81%, 13% and 6% respectively to the Company’s consolidated operating revenue.

Financial Highlights:

	Quarterly Analysis			Year on Year Analysis
	Q4 2011	Q4 2010	% change	FY 2011	FY 2010	% change
Operating Revenue** (IDRbn)	5,216.4	4,953.4	5.3	20,576.9	19,796.5	3.9
Cellular** (IDRbn)	4,163.8	4,011.2	3.8	16,750.9	16,027.0	4.5
Non-Cellular** (IDRbn)	1,052.6	942.2	11.7	3,826.0	3,769.5	1.5
Operating Expenses (IDRbn)	(4,693.0)	(4,053.7)	15.8	(17,746.8)	(16,355.2)	8.5
Operating Income (IDRbn)	523.4	899.7	(41.8)	2,830.1	3,441.3	(17.8)
Other Expenses (IDRbn)	(798.0)	(691.4)	15.4	(1,648.2)	(2,359.5)	(30.1)
EBITDA*** (IDRbn)	2,262.8	2,486.0	(9.0)	9,410.9	9,593.3	(1.9)
EBITDA Margin (%)	43.4	50.2	(6.8)	45.7	48.5	(2.8)
Profit For the Year Attributable to Owners of the Company (previously Net Income) (IDRbn)	(157.0)	116.3	(235.1)	835.0	647.2	29.0
Cash-out Capex (IDRbn)	2,102.9	2,195.6	(4.2)	6,058.4	6,535.2	(7.3)
Total Debt (IDRbn)	23,405.9	24,063.2	(2.7)	23,405.9	24,063.2	(2.7)
Total Cellular Subs (mn)	51.7	44.3	16.7	51.7	44.3	16.7
Wireless Broadband Subs**** (thousand)	532	537	(0.9)	532	537	(0.9)
FWA Subs (thousand)	229	550	(58.4)	229	550	(58.4)
ARPU Cellular (IDR thousand)	25,2	32,9	(23.4)	28,4	34,7	(18.2)
ARPU FWA (IDR thousand)	42,8	17,5	144.6	35,1	17,7	98.3
BTS (2G and 3G)	19,253	18,108	6.3	19,253	18,108	6.3

•

Basic earnings per share attributable to shareholders in FY 2011 increased by 29.0% to IDR 153.7 (FY 2010: IDR 119.1) as a result of lower absolute financing costs, which outweighed the increase in operating expenses.

•

Indosat reduced its total debt during the year by 2.7% after repaying the following maturities during 2011:  Indosat Bond IV of IDR815.0 billion, Ijarah I of IDR285.0 billion, Syndicated US$ Loan of US$220.5 million, SEK Loan Tranche A, B & C installment of US$45.0 million, HSBC Coface and Sinosure of US$20.1 million, 9-Year Commercial Loan from HSBC of US$2.7 million and FEC loan of US$3.8 million, BCA and Mandiri Loan of IDR600.0 billion and Niaga Credit Facility of IDR34.9 billion.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 4.5%, supported by continued growth in the cellular customer base, which stood at 51.7m customers at the end of FY 2011.

•

Cellular ARPU declined by 18.2% on year, predominantly as a result of the 16.8% increase in customer numbers over the same period last year.

Commenting on the results Harry Sasongko, President Director and CEO of Indosat said:

“In spite of the financial headwinds all businesses have faced in 2011; we have continued to focus hard on our push for sustainable, valuable and profitable revenue growth. Our focus has rested on turning risk into opportunity, with a commitment to innovation and to unparalleled customer experience remaining at the core of our strategy.

During the year we have also continued to focus on improving our own performance across the business.  We have invested in the skills and capacity we know we need to achieve, a sustainable, higher-margin business mix, whilst at the same time pushing ahead with the difficult, yet important, VSS programme which will provide us with a more appropriate cost base for the long term.

We will face challenges in the year ahead but we will remain steadfast in our focus, exploit the opportunities to grow our core business and adapt to our operating environment.”

For more information please visit www.indosat.com.

*

On January 20, 2011, the Company’s Board of Directors and Lintasarta’s Board of Directors issued Directors’ Decrees No. 003/Direksi/2011 and No. 020/Direksi/40000/2011, respectively, regarding the Organizational Restructuring Program through an offering program on the basis of mutual agreement between the Company and certain employees (Voluntary Separation Scheme), that became effective on the same date.

**

Including the reclassification of a portion of International Call revenue from the fixed telecommunication segment to the cellular segment.

***

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

****

Subscriber numbers in FY-2010 included all numbers that were registered on the network while FY-2011 only included active subscriber numbers.

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends